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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Creative Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Burritts Landing
(No. And Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Winston Allen — 203-227-4897
(Area Code - Telephone Number)

SEC / TM
APR - 3 PM 3:59
RECEIVED

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Winston Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Investor Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Connecticut
County of Fairfield

Signature

President
Title

Notary Public



RICHARD W MARTIN II
Notary Public, State of Connecticut
My Commission Expires Jan. 31 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Creative Investor Services, Inc.

We have audited the accompanying financial statements of Creative Investor Services, Inc. (a Connecticut company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Creative Investor Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Creative Investor Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Creative Investor Services, Inc.'s financial statements. The supplemental information is the responsibility of Creative Investor Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

Creative Investor Services, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

Current Assets:		
Cash	$	12,185
Total current assets		12,185
Total assets	$	12,185

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	-
Total current liabilties		-
Total liabilities		-
Shareholders' equity:		
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding		1,000
Additional paid in capital		14,154
Accumulated Deficit		(2,969)
Total liabilities and shareholders' equity	$	12,185

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Commission Income	$	1,313
Other Income		282
Total revenues		1,595
Expenses:		
Regulatory fees and expenses		1,350
Administrative fees		391
Total expenses		1,741
Net (Loss)	$	(146)

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Changes in Shareholders' Equity
Year Ended December 31, 2016

	Common Stock - No Par Value			Additional		Accumulated		
	Shares		Amount		Paid in Capital		Deficit		Total
Shareholders' Equity, January 1, 2016	1,000	$	1,000	$	14,154	$	(2,823)	$	12,331
Net Loss for year							(16,314)		(16,314)
Shareholders' Equity, December 31, 2016	1,000	$	1,000	$	14,154	$	(19,137)	$	(3,983)

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net Income (Loss)	$	(146)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net cash used in operating activities		(146)
Cash, beginning of year		12,331
Cash, end of year	$	12,185

Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 - Organization and Nature of Business

Creative Investor Services, Inc. (the "Company") is a corporation organized under the laws of the State of Connecticut.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank account at high credit quality financial institution. The balances at times may exceed federally insured limits of $ 250,000.

Credit risk

The Company maintains its cash in bank account at high credit quality financial institution. The Company considers cash balances maintained with the bank to be cash; such balances are fully insured.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Income Taxes

The Company has elected "S" corporation status. Therefore, no provisions for federal or state taxes are made by the Company. Shareholders of an "S" corporation are individually taxed on their pro-rata share of the Company's earnings.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring value, and establishes a framework for measuring inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or; in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

- *Level 1.* Quoted prices(unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included with level 1 that are observable for an asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2016, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $ 12,185.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital of $12,185 which exceeded its requirement of $5,000 by $7,185. Aggregate indebtedness was $0.

Note 4 – Subsequent Events

These financial statements were approved by management and available for issuance on February 24, 2017. Subsequent events have been evaluated through this date.

Creative Investor Services, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Net capital computation:

Total Stockholders' Equity	$	12,185
Deductions on non-allowable assets		
Non-allowable assets:		-
Total non-allowable assets		-
Net capital		12,185
Required Minimum Net Capital		5,000
Excess Net Capital	$	7,185

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	-
Ratio of aggregate indebtedness to net capital		-

Reconciliation:

Net capital, per unaudited December 31, 2016 FOCUS report, as filed	$	12,331
Net audit adjustments		-
Net capital, per December 31, 2016 audited report, as filed	$	12,331

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

See accompanying notes to financial statements.

Creative Investor Services, Inc.
Information Relating to the Possession or
Control Requirements Under SEC Rule 15c3-3

As of December 31, 2016

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company does not clear securities transactions or carry customers accounts on a fully disclosed basis and thus qualified under the Section (k)(1) exemption from the requirements of SEC Rule 15c3-3.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2016.



RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Creative Investor Services, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Creative Investor Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creative Investor Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Creative Investor Services, Inc. stated that Creative Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Creative Investor Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creative Investor Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

Creative Investor Services, Inc.
Exemption Report for Broker-Dealers under Rule 15c3-3
Of the Securities and Exchange Commission

December 31, 2016

Creative Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. Sec 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3; and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3; (exemption provision pursuant to Paragraph (k)(1) throughout the most recent fiscal year without exception).

Creative Investor Services, Inc.

I, Winston Allen, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: Winston Allen
Title: President

February 24, 2017

See accompanying report of independent registered public accounting firm.